

Mail Stop 4631

March 15, 2011

via U.S. mail and facsimile

Gregory S. Skinner, CFO
Landec Corporation
3603 Haven Avenue
Menlo Park, California 94025

> **RE:** **Landec Corporation**
> **Form 10-K for the Fiscal Year Ended May 30, 2010**
> **Filed August 13, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended August 29, 2010 and**
> **November 28, 2010**
> **Form 8-K Filed February 18, 2011**
> **File No. 0-27446**

Dear Mr. Skinner:

We have reviewed your response letter dated March 10, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 30, 2010

Consolidated Statements of Changes in Stockholders' Equity, page 56

1. We note your response to comment 9 in our letter dated February 24, 2011, in which you state that you will provide the disclosures required by ASC 810-10-50-1A beginning with your May 29, 2011 Form 10-K. Based on the guidance in ASC 810-10-65-1, it is unclear why you would not revise your presentation of the statement of changes in stockholders' equity or provide the disclosures in the corresponding footnotes beginning with your February 27, 2011 Form 10-Q. Please advise.

2. Acquisition of Lifecore Biomedical, Inc., page 71

2. We note your response to comment 11 in our letter dated February 24, 2011. We have the following additional concerns as it relates to Lifecore's technology and license agreement:

- You state that there are no aspects of the manufacturing process that are subject to patent protection, as such you intend to remove "proprietary" from your disclosures in future filings.

  o It is unclear why patent protection for the technology is the only consideration for recognition of an identifiable intangible asset. In this regard, ASC 805-20-55-38 notes that unpatented technology is a technology-based intangible asset and is separable. Please also refer to ASC 805-20-55-12. Further, we note your disclosure on page 4 that states, "The Company has two proprietary polymer technology platforms: 1) Intelimer® polymers, and 2) Hyaluronan ("HA") biopolymers. The Company's proprietary polymer technologies are the foundation, and a key differentiating advantage, upon which Landec has built its business." On page 17 you state, "Until the introduction of Lifecore's medical grade hyaluronan, the only commercial source for medical hyaluronan was through a process of extraction from rooster combs." Please provide us with a more comprehensive explanation as to how you determined Lifecore's "proprietary fermentation process to manufacture premium, pharmaceutical-grade hyaluronan, and proprietary aseptic filling capabilities" are not identifiable intangible assets that should be separately recognized as an asset. As part of your response, please clarify for us with a view toward future disclosure what consideration you gave to Lifecore's technology when deciding whether or not Lifecore was an appropriate acquisition.

  o Your characterization of Lifecore's technology in your letter dated March 10, 2011, and your May 30, 2010 Form 10-K differ significantly. In this regard, we note that you referred to Lifecore's technology as being proprietary ten different times throughout the Business section of your Form 10-K. As such, please tell us how you intend to clarify to investors this potential mis-communication of the nature of Lifecore's technology and its significance to your business. Considering the frequency in which you characterize Lifecore's technology as proprietary, we are concerned that simply removing the term "proprietary" will not sufficiently clarify to investors the nature and significance of the acquired Lifecore technology.

- You state that in connection with the acquisition, you and Lifecore's management decided to change the focus of the arrangement with Cleveland Clinic Foundation

(CCF), and that it is unlikely any value would come from the license. These statements appear contradictory to the disclosures you have made on pages 11 and 13 of the May 30, 2010 Form 10-K. The disclosures in the Form 10-K appear to communicate to investors that you intend to derive future revenues from the world-wide exclusive license and development agreement with CCF. We also note that the development activity associated with the license and agreement is expected to be conducted over several years. Please provide us with a comprehensive explanation for the potential contradiction between your March 10, 2011 response letter and your May 30, 2010 Form 10-K disclosures. Please also provide us with a more comprehensive explanation as to how you determined identifiable intangible assets should not be recognized for the license and development agreement.

12. Commitments and Contingencies, page 82

3. We note your response to comment 12 in our letter dated February 24, 2011. Please revise your disclosure to include your assessment of the various legal actions' impact to your cash flows in addition to your financial position and results of operations. To the extent that it is probable or reasonably possible that your loss contingencies could have a material impact to your cash flows, please provide the disclosures required by ASC 450-20-50 for those loss contingencies in future filings.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief